FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter sent today to the Chilean Superintendency of Banks, informing of the resignation of members of the Board of Directors and the General Manager and the designation of new Directors and the Chairman of the Board and the General Manager.

Santiago, March 27, 2007

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

Subject: Essential Information

Mr. Superintendent:

According to Articles 9 and 10 of the Securities Law N° 18,045 and the Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions I hereby inform as Essential Information that on the Ordinary Board Meeting held on March 26, 2007, it was resolved to accept the resignation as member of the Board of Directors presented by Mr. Fernando Cañas Berkowitz, Mr. Maximo Pacheco Matte and Mr. Segismundo Schulin-Zeuthen Serrano. In the same way it was resolved to accept the resignation presented by the General Manager Mr. Pablo Granifo Lavin.

The Board of Directors appointed Mr. Hernan Büchi Buc, Mr. Jaime Estevez Valencia and Mr. Pablo Granifo Lavin as Directors, from March 27 until the next Ordinary Shareholders Meeting.

Additionally, in the aforesaid Board Meeting Mr. Pablo Granifo Lavin was appointed Chairman of Banco de Chile while Mr. Fernando Cañas Berkowitz was appointed General Manager, both effective from March 27 2007.

Sincerely,

Pablo Granifo Lavin
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavin General Manager